EXHIBIT 99.1

Form 51-102F3
Material Change Report
Item 1.     Name and Address of Company
Endeavour Silver Corp. (the "Company")
1130 – 609 Granville Street
Vancouver, British Columbia
 Canada V7Y 1G5
Item 2.     Date of Material Change
September 18, 2018
Item 3.     News Release
News Release dated September 19, 2018 was disseminated through GlobeNewswire.
Item 4.     Summary of Material Change
On September 18, 2018, the Company filed a technical report titled "NI 43‑101 and NI 43‑101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico" ("Terronera PFS") prepared by Smith Foster and Associates with an effective date of August 7, 2018 and dated September 17, 2018.  Attached to this Material Change Report is the executive summary of the Terronera PFS which is a direct extract and reproduction of the executive summary contained in the Terronera PFS, without material modification or revision. The complete report can be viewed on SEDAR at www.sedar.com
Item 5.1     Full Description of Material Change
See attached executive summary of the Terronera PFS.
Item 5.2     Disclosure for Restructuring Transactions
Not applicable.
Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Daniel Dickson, Chief Financial Officer
 Telephone:  (604) 685-9775
Item 9.     Date of Report
September 19, 2018

Terronera Project Updated Mineral Resource Estimate & Updated Preliminary Feasibility Study

SUMMARY
1.1 Introduction
Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare an Updated Preliminary Feasibility Study (UPFS) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43101 (NI 43-101). Since the issuance of the Preliminary Feasibility Study (PFS) for the Terronera Project on April 3, 2017, Endeavour Silver has carried out further Mineral Resource drilling, tests, optimization studies, and analyses aimed at optimizing the performance and economics of the project. Endeavour Silver determined that the resulting material changes to the Mineral Resource justified the preparation of a new Technical Report.

Endeavour Silver is a mid-tier silver mining Company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Reserves, and Mineral Resources in Mexico. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In July, 2018 Endeavour Silver began operations at its El Compas Mine in Zacatecas, Mexico.
This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA and which came into force on June 30, 2011 and was unofficially amended on May 9, 2016.
This report has an effective date of August 7, 2018. The Mineral Resource and Mineral Reserve Estimates reported in this Technical Report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and Definitions, as required under NI 43-101 regulations.
In this Technical Report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession and separate surface lands on which the current exploration programs and proposed mining, processing, and tailings storage will be conducted.
This Technical Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons (QPs) responsible for this report do not consider such errors to be material to the calculations presented herein.
The conclusions and recommendations in this report reflect the QPs best independent judgment in light of the information available at the time of writing.

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Summarized briefly below is key information in the Technical Report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Mineral Reserve Estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, and the QPs conclusions and recommendations.
1.2 Location and Property Description
The San Sebastián Properties of Endeavour Silver cover most of the historic San Sebastián silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta near the town of San Sebastian del Oeste, accessible by paved and gravel roads. One small, high-grade, underground silver-gold mine, La Quiteria (300 tonnes per day - tpd), continues to operate in the district. The San Sebastián Properties surround the La Quiteria Mine and represent a new, district-scale, silver-gold exploration opportunity for the Company.
1.3 Ownership
In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrial Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico. In
2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retained a 2% NSR royalty on mineral production from part of the properties.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Terronera Precious Metals S.A. de C.V.

At present, the Terronera Project is comprised of 23 mineral concessions totalling 17,961 hectares (ha) and certain surface lands upon which mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totalling 3,388 ha was owned by IMMSA. These concessions cover the main area of the known mining district.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, 5 of these concessions have been titled, with the exception of San Sebastian 15 (fractioned in 3 claims) and San Sebastian 16.

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In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II  (3,538 ha) concession.

At the end of 2017, Endeavour Silver filed a total of 3 concessions at the southern boundary of the Terronera Properties, these concessions were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha), and Cerro Gordo 3 (400 ha). Titling of these concessions is in process.

The annual 2018 concession tax for the San Sebastian Properties is estimated to be approximately 3,980,426 Mexican pesos (pesos), which in US dollars ($) is equal to $199,021 at an exchange rate of 20 pesos to $1.00.
1.4 History
Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980's and early 1990's.
According to Southworth in his 1905 volume on Mexican mining, "These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions." However, while this may have been the case, the data available and lack of large historic mine workings appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts such as Zacatecas which have been among the world class producers.
Ramirez, in his 1884 volume entitled "Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico" does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.
As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.
1.5 Geology and Mineralization
The San Sebastián Properties cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián

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and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.
The San Sebastián veins tend to be larger and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the La Quiteria Mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high-grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.
1.6 Exploration
In 2010, Endeavour Silver commenced exploration activities on the Terronera Project and in 2011 the first drilling campaign was conducted at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo Veins) and Quiteria West Targets. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

The drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016. The structure has been tested with 149 drill holes totalling 43,526 m. Additionally 7 drill holes were completed at the Terronera North area (2,783 m).

In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the future Mine Operations. Nine drilling targets were tested, including the new discovery of La Luz.

Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.

During 2017, a total of 12,252 m drilled in 47 drill holes, mainly conducted at La Luz (to date a total of 41 drill holes have been completed over the structure totalling 9,796 m of drilling), with the objective to add Mineral Resources to the Terronera Project. Eight other structures were also tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.
1.7 2013 Mineral Resource Estimate
The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010.

The effective date of that Mineral Resource Estimate is December 31, 2013.

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1.8   2017 Mineral Resource and Mineral Reserve Estimates
The Mineral Resource and Mineral Reserve Estimates presented in the first PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and unofficially ammended on May 9, 2016. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017.
1.9 2018 Mineral Resource and Mineral Reserve Estimates
The Mineral Resource and Mineral Reserve Estimates presented in this UPFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and unofficially ammended on May 9, 2016. The effective date of the Mineral Resource and Mineral Reserve Estimates is August 7, 2018.

     1.9.1 Cut-off Grade

The Mineral Resource cut-off grade determined by P&E for the Terronera and La Luz Deposits was 150 g/t AgEq.

The Mineral Reserve cut-off grades determined by P&E for the Terronera and La Luz Deposits were 160 g/t and 216 g/t AgEq respectively.

See Section 14.12 for AgEq cut-off details for the Mineral Resource Estimate based on prices of $17/oz silver and $1,275/oz gold.

The Terronera and La Luz Mineral Resource Estimates at a cut-off grade of 150 g/t AgEq are given in Tables 1.1 and 1.2.

Table 0.1 Terronera Mineral Resource Estimate at a Cut-off Grade of 150 g/t AgEq (1-6)
Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	4,237	240	32,658	2.20	299	405	55,083
Inferred	1,015	258	8,400	1.82	59	395	12,825

1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

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3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historical mined areas were depleted from the Terronera Vein wireframe.
6.	Mineral Resources are inclusive of Mineral Reserves.

Table 0.2 La Luz Mineral Resource Estimate at Cut-Off Grade of 150g/t AgEq (1-5)
Class	Tonnes ('000's)	Ag g/t	Contained Ag (k oz)	Au g/t	Contained Au (k oz)	AgEq g/t	Contained AgEq (k oz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994
1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Mineral Resources are inclusive of Mineral Reserves

A summary of the Terronera and La Luz Probable Mineral Reserve Estimate is given in Table 1.3.

Table 0.3 Terronera and La Luz Probable Mineral Reserve Estimate (1)
Deposit	Tonnes ('000's)	Au g/t	Ag g/t	AgEq g/t	Au oz ('000's)	Ag oz ('000's)	AgEq oz ('000's)
Terronera	4,559	2.00	226	376	290	33,082	54,832
La Luz	142	11.40	158	1,013	52	721	4,621
Total	4,701	2.28	224	395	342	33,803	59,453
1.	See Section 15.1 for Mineral Reserve cut-off details

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1.10 Mineral Processing and Metallurgical Testing
ALS Metallurgy (ALS) conducted locked and open cycle flotation testing for the Terronera project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grade.

The open cycle flotation data developed by ALS Metallurgy indicate that by using a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The designed process flow includes a two stage crushing circuit  followed by closed circuit grinding to achieve a flotation feed grind size of 80 percent passing  150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade.

The UPFS is based on a 750 tpd throughput in Years 1 and 2 expanding to 1,500 tpd in Year 3. The project will produce a high grade concentrate. The expected overall levels of recovery are:
•	Gold 80.4 percent
•	Silver 84.6 percent

Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.
1.11 Mining Methods
The underground mine operations at Terronera and La Luz will be accessed via main access ramps.  In the case of Terronera, the ramp access will connect to a main haulage drift and in the case of La Luz it will connect approximately centrally to the deposit.  Both deposits will be mined by cut-and-fill mining using trackless underground equipment, including scooptrams, haulage trucks, and electric-hydraulic drill jumbos for their primary ore production, and longhole mining for recovery of sill pillars.
1.12 Recovery Methods
A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera Deposit.

The Terronera Project comprises the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity)
•	Stock pile (2,000 tonnes capacity)
•	Crushing plant (two stage - closed circuit - 1,500 tpd capacity)
•	Fine ore storage lines A and B

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Terronera Project Updated Mineral Resource Estimate & Updated Preliminary Feasibility Study

•	Primary grinding lines A and B (750 tpd capacity each)
•	Flotation Stages lines A and B (750 tpd capacity each) o Flash flotation o Rougher & Scavenger o Two stage cleaning
•	Final Concentrate sedimentation and filtration (1,500 tpd capacity)
•	Final Concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaimed and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

Power will be provided by on-site, natural gas-fired generators in Year 1 and 2 and by CFE via a new 115kV transmission line beginning Year 3.

Fresh water will be pumped from the underground (U/G) mining operations to a fresh water tank and fed by gravity to the process plant, fire water system, potable water system, and water trucks.
1.13 Environmental Studies, Permitting, and Social Impact
The Company submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013.

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish the tailings storage facility to store filtered dry tailings.

The Terronera Mine Project is designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented.  The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter.  This program will be required before and during mining operations and after mine closure.

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The Terronera Mine tailings storage facility ("TSF") will be designed to store filtered tailings, or "drystack" tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The Terronera TSF design accommodates approximately 3 million cubic metres of compacted tailings which provides a storage capacity for the life of the mine.
1.14 Capital and Operating Costs
The Terronera Project has an estimated initial capital cost of $75.8 million for the 750 tpd plant. The estimated capital cost to expand to 1,500 tpd in Year 3 is $39.2 million for a total estimated capital cost of $114.9 million.

Average operating costs over the 9.5 year life-of-mine (LOM) of $46.08 per tonne for mining, $19.58 per tonne for processing, and $8.40 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver's current operations in Mexico.
1.15 Economic Analysis
This Technical Report contains forward-looking projections based on assumptions the QPs believe are reasonable. The projected mine production rates, development schedules, and estimates of future cash flows involve known and unknown risks, uncertainties, and other factors that may affect the actual results.

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are $17/oz silver and $1,275/oz gold.
Mexican tax policies for mining include an overriding royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum).  A Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance.  Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc.  The Special Mining Duty and the overriding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value (NPV), and internal rate of return (IRR).
The Terronera Project key financial indicators for the base case are as follows:
•	After-tax rate of return 23.5%
•	Project payback period 5.4 years
•	After-Tax Net Present Value (5% discount) of $117,818,000

Under the base case assumptions, these key indicators describe a financially viable project which, as the sensitivity analysis summarized in Table 1.3 demonstrates, has considerable upside potential should metal prices improve or operating costs decrease.

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Table 0.4 Base Case After-Tax NPV & IRR Sensitivities
Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)	NPV (5%) ($million)	IRR	Payback (yrs)
-20%	148.9	28.1%	5.0	132.5	28.6%	5.1	33.8	10.6%	7.2
-10%	133.4	25.8%	5.2	125.2	25.8%	5.2	76.1	17.3%	6.1
Base Case	117.8	23.5%	5.4	117.8	23.5%	5.4	117.8	23.5%	5.4
10%	99.7	20.6%	5.7	110.5	21.4%	5.6	154.7	28.4%	5.0
20%	81.3	17.7%	6.1	103.1	19.5%	5.8	191.6	33.2%	4.6

1.16 Conclusions and Recommendations
The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 "Standards of Disclosure for Mineral Projects." The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The QPs consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results to date, it is recommended that Endeavour Silver:

•	Continue exploratory drilling nearby mineralized bodies to extend the mine life
•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000
•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal
•	Evaluate ore sorting techniques to upgrade the process plant feed. Estimated cost $5,000
•	Optimize the grinding circuit. Estimated cost $35,000
•	Conduct more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:
o Creating a 3D lithological model. Estimated cost $25,000 o Creating a 3D structural model. Estimated cost $25,000
•	The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next

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phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling
•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02. Estimated cost $25,000
•
Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometres could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost including 60l/sec pump station $150,000

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $15,000
•
Update the geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective

•
Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the feasibility level analysis. Estimated cost $150,000

•	Refer to Table 16.2 for preliminary ground support recommendations for cut and fill stopes

1.17 Environmental
Wood Environment & Infrastructure Solutions, Inc. (formerly Amec Foster Wheeler Environment & Infrastructure Inc. referred throughout the document as Wood) recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Development Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20. Costs associated with these permits are included in the recommended budget referenced in the Section below.
1.18 Further Studies
Given the risk-mitigating features of the Terronera Project and the positive results of the economic analysis, the QPs consider the project is ready to proceed to Feasibility Study or, if the Company is sufficiently confident, to development and production.

The recommended budget to prepare a Feasibility Study is $1,200,000.

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